U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
Commission File Number 333-30176

NOTIFICATION OF LATE FILING

(Check One):
   ☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended:  December 31, 2009

    ☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form N-SAR
    ☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant	Trycera Financial, Inc.

Former Name if Applicable

Address of principal executive office	2560 E. Chapman Avenue, Suite 404

City, State and Zip Code	Orange, CA 92869

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Company has been unable to complete the review process with the auditor.

Part IV-Other Information

1.	Name and telephone number of person to contact in regard to this notification

Ray A. Smith	714	779-5700
  (Name)                                                                                             (Area Code)                                                                                                                     (Telephone No.)

2.
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                     ☒ Yes     ☐ No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     ☒ Yes     ☐ No
See attachment

TRYCERA FINANCIAL, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2010	By Ray A. Smith
      Ray A. Smith, President and CEO

TRYCERA FINANCIAL, INC.
(Name of Registrant as specified in charter)

ATTACHMENT

Explanation of Change in Results from Prior Year

During the year ended December 31, 2009, all operational efforts had ceased and management effort was focused on seeking a viable business operation, a viable alternative or re-emerging from shell status and restarting operations. The Company emerged from shell status on August 12, 2009.  The Company did not generate material organic revenue streams during 2009 and as such, there were material changes to the Company’s results on a comparable year over year basis.  The results for the year reflect the resulting decrease in revenue and expenses. Below is a summary of the anticipated changes in the results of operations from year ended December 31, 2008, to year end December 31, 2009.

	The year ended December 31
	2008	2009
		(estimated)
Revenue	$151,619	$287
Cost of Revenue	$123,029	$0
Gross Profit	$28,590	$287

Operating Expenses	$755,271	$406,680

Net (Loss)	$(726,681)	$(406,393)

Other income (expenses)	$(4,098)	$(9,844)

Net (Loss) to Common Stockholders	$(732,579)	$(416,237)